UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:
0-13972

CUSIP Number:
707874-10-3

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	Not applicable

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Penn Treaty American Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

3440 Lehigh Street
Address of Principal Executive Office (Street and Number)

Allentown, PA 18103
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three-months ended March 31, 2003 (the “10-Q”) within the prescribed time period without unreasonable effort or expense.  The reasons causing the Registrant’s inability to file timely are beyond its control and could not be eliminated by the Registrant without unreasonable effort or expense.

The Registrant has not yet finalized its first quarter, 2003, results due to its continued research, along with its independent accountant, to ensure the appropriate accounting treatment of the technical issues and valuation related to the embedded derivative within its newly-issued convertible subordinated debt.  The Registrant expects to conclude this research prior to the filing of its Form 10-Q for the period ended March 31, 2003 and further expects to file its Form 10-Q within the period allowed under this extension request.

The complexity of the valuation of the embedded derivative and the recent issuance of the host convertible subordinated debt present difficulty in properly determining a reasonable estimate in order to have filed the Form 10-Q by the regular filing date.

The Registrant does not expect the resolution of these technical issues to have any material negative effect upon its financial condition or results of operations.  The Registrant’s earnings expectations for the period ended March 31, 2003, appropriately recognize all other aspects of its operations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Justin P. Klein	215	864-8604
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Excluding any impact recognized as a result of the Registrant’s valuation of the embedded derivative within its convertible subordinated debt the Registrant expects net income and diluted earnings per share for the period ending March 31, 2003 of $3,118,000 and $.07, respectively. The Registrant’s anticipated results in the interim period include a pre-tax realized gain from its notional experience account and sales of fixed income securities of $4,381,000.

For the interim period ended March 31, 2002, the Registrant recorded a net loss of $18,777,000, representing a loss of $1.00 per diluted share. The 2002 results included a pre-tax net loss from the Registrant’s notional experience account and sales of equity and fixed income securities of $11,430,000.

Benefits to policyholders expense was $64,167,000 for the 2003 interim period compared to $80,187,000 for the 2002 interim period.  In 2002, benefits expense was increased as a result of additional reserves maintained for an in force policy base comprised of larger benefit amounts than at the prior reported period.

Effective January 1, 2002, the Registrant amortized its remaining goodwill asset amount in connection with the adoption of Financial Accounting Standards Board Statement No. 142.  The Registrant recorded the resultant impairment of $5,151,000 as a cumulative effect of change in accounting principle as of January 1, 2002.

Penn Treaty American Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2003	By	/s/ Cameron B. Waite
Cameron B. Waite,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).